FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 2,000,000 Ordinary shares of 10p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted 3 August 2004 and trading will commence on 4 August 2004.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme:

Scheme	Shares

Abbey National plc Executive Share Option Scheme	2,000,000

When issued these shares will rank pari passu with the existing Ordinary shares.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 30 July 2004	By: /s/ Gail McGrath
Gail McGrath Abbey Secretariat